SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of November, 2002



                               CP SHIPS LIMITED

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                (Translation of Registrant's Name Into English)

            62-65 Trafalgar Square, London WC2N 5DY, United Kingdom

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                   (Address of Principal Executive Offices)

     Indicative by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F____              Form 40-F    X
                                             -

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes______         No_______

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

     This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                            Form S-8 No. 333-13954



                               Page 1 of 5 Pages

                       Exhibits Index appears on Page 3

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          CP SHIPS LIMITED
                                          (Registrant)

Date:  5 November 2002
                                           By: /s/John K. Irving
                                               -----------------
                                               Name:   John K. Irving
                                               Title:  Vice President, General
                                                       Counsel & Secretary

                                Exhibits Index

The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                                 Page
----------------------                                                 ----

10.1     Press Release of CP Ships Limited "CP SHIPS LIMITED
         COMPLETES EXCHANGE OFFER FOR SENIOR NOTES                       4

                                                                Exhibit 10.1


          CP SHIPS LIMITED COMPLETES EXCHANGE OFFER FOR SENIOR NOTES

LONDON, UK (5th November 2002) - CP Ships Limited has completed its offer to exchange up to $200,000,000 aggregate principal amount of new 103/8% Senior Notes Due 2012 (the "Exchange Notes") for its outstanding 103/8% Senior Notes Due 2012 (the "Original Notes"). The Exchange Notes have been registered under the U.S. Securities Act of 1933, as amended, and were offered in exchange for the Original Notes as contemplated in the Registration Rights Agreement dated 3rd July 2002, under which CP Ships agreed to register and exchange substantially identical notes, including unconditional guarantees from CP Ships (UK) Limited, Lykes Lines Limited, LLC and TMM Lines Limited, LLC.

The exchange offer expired at 5:00pm on 31st October 2002. All of the Original Notes were tendered for the Exchange Notes.

The Exchange Notes have been accepted for clearance through the DTC and assigned the following CUSIP number: 22409VAC6. Application has been made to list the Exchange Notes on the Luxembourg Stock Exchange. No payment of additional interest is required.

                                    -ends-

About CP Ships: One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 38 services in 25 trade lanes, most of which are served by two or more of its seven readily recognized brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. CP Ships has a fleet of 90 ships and 400,000 containers. Its annual volume is 2 million teu, more than 80% of which is North American exports or imports. It also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships' stock is traded on the Toronto and New York stock exchanges under the symbol TEU. It is listed in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information visit the CP Ships website, www.cpships.com.


                                   CONTACTS
                                   Investors
                       Jeremy Lee, VP Investor Relations
                          Telephone: + 1 514 934 5254

                                     Media
              Elizabeth Canna, Director Corporate Communications
              Telephone:+44 (0)20 7389 1119 or +41(0) 79 691 3764
                                      or
                   Ian Matheson, Impress Communications Ltd
                        Telephone: +44 (0)1689 860 660

Note: This press release may include forward-looking statements about the operations, objectives and expected financial results of CP Ships and its affiliates. Such statements are inherently subject to uncertainties arising from a variety of factors including, without limitation, legislative or regulatory changes, competition, technological developments and global economic and financial conditions. Actual performance could differ substantially.